

18004880

ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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Securities and Exchange
FEB 2 8 2018
RECEIVED

SEC FILE NUMBER
8-69550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/17_____AND ENDING_____12/31/17_____
                                     MM/DD/YY                                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VT Distributors, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Three Canal Plaza, 3rd Floor
(No. and Street)

| Portland | ME | 04101 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – *if individual, state last, first, middle name*)

| 750 Third Avenue, 11th Floor | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

    X  Certified Public Accountant
       Public Accountant
       Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DM

# OATH OR AFFIRMATION

I, Weston Sommers _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
VT Distributors, LLC _____ , as
of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Financial and Operations Principal
Title

_____
Notary Public        My Commission Expires 10/30/2022

This report ** contains (check all applicable boxes):
X (a) Facing Page.
X (b) Statement of Financial Condition.
  (c) Statement of Income (Loss).
  (d) Statement of Changes in Financial Condition.
  (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
  (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
  (g) Computation of Net Capital.
  (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
  (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
  (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
  (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
X (l) An Oath or Affirmation.
  (m) A copy of the SIPC Supplemental Report.
  (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# VT DISTRIBUTORS, LLC
(Formerly Known as Vontobel Distributors LLC)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
## CONTENTS



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
**VT Distributors, LLC**
**(f/k/a Vontobel Distributors LLC)**
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of VT Distributors, LLC (f/k/a Vontobel Distributors LLC) (a wholly-owned subsidiary of Foreside Financial Group, LLC) (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Marcum LLP*

We have served as the Company's auditor since 2017.

New York, NY
February 23, 2018



MARCUMGROUP
M E M B E R

**Marcum LLP** ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ **Phone** 212.485.5500 ■ **Fax** 212.485.5501 ■ **marcumllp.com**

# VT DISTRIBUTORS, LLC
### (Formerly Known as Vontobel Distributors LLC)
### (A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2017

**Assets**

| | | |
|---|---:|---:|
| Cash | $ 108,234 | |
| Prepaid expenses | 8,834 | |
| Other receivables | 11,440 | |
| | | |
| **Total Assets** | | $ 128,508 |

**Liabilities and Member's Equity**

**Liabilities**

| | | |
|---|---:|---:|
| Accrued expenses | $ 24,939 | |
| Due to related party | 8,912 | |
| | | |
| **Total Liabilities** | | $ 33,851 |
| | | |
| **Commitments and Contingencies** | | — |
| | | |
| **Member's Equity** | | 94,657 |
| | | |
| **Total Liabilities and Member's Equity** | | $ 128,508 |

## NOTE 1 - ORGANIZATION

VT Distributors, LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On October 12, 2017, Vontobel Asset Management, Inc., ("Former Parent"), entered into an agreement to sell the Company to the Parent. In connection with the sale, the Company remained a Delaware limited liability company. The acquisition consummated on November 6, 2017, and for tax purposes, the Company will be treated as a division of the Former Parent for the period January 1, 2017 through November 5, 2017, and a division of Foreside for the period November 6, 2017 through December 31, 2017.

The accounting for the acquisition including the records of all assets and liabilities recorded at fair value and any associated intangibles are recorded at the Parent company and has not been reflected in this financial statement.

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company intends to hold the FINRA registrations of certain employees of Vontobel Asset Management, Inc. (the "Advisor"). The Company currently serves as a private label broker-dealer, providing its services only to the Advisor. Substantially all of the Company's revenues are earned from the Advisor.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### USE OF ESTIMATES

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

3

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

#### CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2017, the Company had no cash equivalents.

#### RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2017, the Company had not recorded an allowance for any potential non-collection as all receivables are deemed collectible.

#### INCOME TAXES

The Company is organized as a limited liability company ("LLC") that has elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to the Former Parent for the period January 1, 2017 through November 5, 2017, and to Foreside for the period November 6, 2017 through December 31, 2017. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its member and taxed at the member level.

The Tax Cuts and Jobs Act (the "Act"), which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. Since the earnings and losses of the Company are passed through to its members, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2017.

### NOTE 3 - FAIR VALUE

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

## NOTE 3 - FAIR VALUE (CONTINUED)

- Level 1 - Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accounts receivable and accounts payable.

As of December 31, 2017, the Company had no financial instruments that required to be fair valued.

There were no transfers between Levels 1, 2, and 3 as of December 31, 2017.

## NOTE 4 - RELATED PARTY TRANSACTIONS

The financial statement has been prepared from the separate records maintained by the Company. Effective November 6, 2017, the Company shares office space and equipment with affiliates, which are under common control of Foreside. Prior to November 6, 2017, the Company shared office space and equipment with affiliates which were under common control of the Former Parent. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the cost of which is allocated to the Company. For the year ended December 31, 2017, these allocated expenses totaled $68,942, (including $55,222 of expenses from January 1, 2017 through November 5, 2017 from the Former Parent. At December 31, 2017, amounts due to the Parent totaled $8,755, which is included in "Due to related party" on the Statement of Financial Condition.

At December 31, 2017, "Due to related party" also included $157, which resulted from revenue collected on behalf of its affiliates.

## NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2017, the Company made capital distributions to the Former Parent totaling $200,000.

## NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $74,383, which was $69,383 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was 0.46 to 1.

## NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company has no customers, carries no accounts and does not otherwise hold funds or securities.

## NOTE 7 - COMMITMENTS AND CONTINGENCIES

### INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

## NOTE 7 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

### CREDIT RISK

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

### LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

## NOTE 8 - AGREEMENTS

The Company has entered into a Securities Activities and Services Agreement ("SASA") with the Advisor which, if not terminated, shall continue for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the SASA.

## NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after the balance sheet date through the date this financial statement was issued, and has determined that there were no subsequent events requiring recognition or disclosure.